VF Corporation
105 Corporate Center Blvd.
Greensboro, NC 27408
January 5, 2009
Mr. John Reynolds
Assistant Director
Division of Corporate Finance
100 F Street, N.E., Mail Stop 3561
United States Securities and Exchange Commission
Washington D.C. 20549
Dear Mr. Reynolds:

Re:	Comment letter to V.F. Corporation (the “Company”) dated December 18, 2008 relating to Form 10-K for the fiscal year ended December 29, 2007 and Definitive Proxy Statement on Schedule 14A
We are responding to comments of the staff of the Division of Corporation Finance (“the Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated December 18, 2008 relating to the Company’s Form 10-K for the fiscal year ended December 29, 2007 and the Definitive Proxy Statement on Schedule 14A filed on March 17, 2008.
For your convenience, we have reproduced the Staff’s comments preceding each of our responses.
Form 10-K for the fiscal year ended December 29, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28
Contractual Obligations, page 46
1.	We note your total contractual obligations at the end of 2007 of $2,517,000,000 for long-term debt, including the current portion, which consists of both required principal and related interest obligations, and your payment obligations for capital leases. You also disclose on page F-25 that your scheduled payments at the end of 2007 for long-term debt were $1,112,803,000 and your future minimum lease payments for capital leases were $59,496,000, which both include amounts representing interest. Please reconcile for us the amount of long-term debt presented on your contractual obligation table with the amounts for long-term debt and capital leases presented on page F-25. Include an analysis of the items that comprise the $2,517,000,000 long-term debt contractual obligation at the end of 2007, including the respective interest, and identify which items are included on your December 29, 2007 balance sheet. Response
The only interest included in the $1,112,803,000 and the $59,496,000 are small amounts of interest represented by debt discount of $7,444,000 and interest included in the capital lease payments of $16,242,000, respectively. However, the larger interest obligations related to long-term debt are not included in those amounts. Details of our principal and interest commitments are presented in the attached Exhibit.
The Exhibit presents our long-term debt and lease payment obligations and related interest payable by year. The “Principal only” portion of the Exhibit agrees with our debt principal payments per Note L to the Consolidated Financial Statements. The “Interest only” portion of the Exhibit presents our future interest commitments for each long-term debt obligation.
The “Total principal and interest” row in the Exhibit agrees with the long-term debt row of the commitments table in the MD&A, which per the footnote thereto “... consists of both required principal and related interest obligations. Also included are payment obligations for capital leases.”
For additional clarity in our 2008 Form 10-K to be filed in early 2009, we will present separate lines for principal and interest obligations in our MD&A commitments table, as follows:

		Payments Due or Forecasted by Period
	Total	2008	2009	2010	2011	2012	Thereafter
	In millions
Long-term debt:
Principal	$1,149	$4	$3	$203	$3	$3	$933
Interest	1,368	75	75	71	58	58	1,031

Total	$2,517	$79	$78	$274	$61	$61	$1,964

We will also revise our schedule of payments due on debt and capital leases in our long-term debt note in our 2008 Form 10-K, as follows:

	Notes and	Capital
	Other	Leases
	In thousands
2008	$635	$5,317
2009	646	4,719
2010	200,655	4,377
2011	165	4,301
2012	174	4,145
Thereafter	910,528	36,637

	1,112,803	59,496

Less debt discount included above	7,444	—
Less amounts representing interest	—	16,242

Total long-term debt	1,105,359	43,254
Less current portion	635	3,168

Long-term debt, due beyond one year	$1,104,724	$40,086

Definitive Proxy Statement on Schedule 14A filed on March 17, 2008
Compensation Discussion and Analysis, page 15
Competitive Compensation Targets, page 17
2.	We note your statement, “In setting target levels of compensation, the Committee uses the Comparison Group as its principal benchmarking tool...” Because you appear to benchmark compensation, in future filings you are required to identify the companies that comprise the benchmark group. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group in future filings. Refer to Item 402(b)(2)(xiv) of Regulation S-K and to “Staff Observations in the Review of Executive Compensation Disclosure,” which is available at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm. This disclosure should include a discussion of where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, include an explanation of the reason for this.

Response
In the future, to the extent the Compensation Committee (the “Committee”) of our Board of Directors utilizes information respecting a Company-identified peer group of companies to benchmark any material element of named executive officers’ compensation, we will identify the companies that comprise the benchmark group. However, in establishing compensation targets, the Committee has historically used, and plans in the future to use, broad-based survey information provided by one of its outside compensation consultants, Towers Perrin, from that firm’s executive compensation database. That database includes executive compensation for over 800 U.S.-based companies. Towers Perrin uses regression analysis of the executive compensation data of the 800 companies in its database to size adjust the data to the Company’s approximate annual revenue range. However, the Committee does not receive or use information on any subset of the entire database in its decision making. Because the pool of data is so large and there is no selection process, the identities of the individual companies in the database are not material to the Committee in its decision making. It is our view that individual identities of this large broad-based group of 800 companies are not required to be disclosed.
In future filings, we will disclose whether compensation target amounts set by the Committee for named executive officers fell within benchmarked parameters and, if targeted compensation falls outside of such parameters for any named executive officer, an explanation of the reasons for that.
* * * * *
In connection with responding to your comments, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the Staff’s time and attention. I am available to discuss with you any of the above comments and our responses. I may be reached at 336-424-6016.
Sincerely,

/s/ Robert K. Shearer

Robert K. Shearer
Senior Vice President and
Chief Financial Officer

Exhibit attached

Exhibit
VF Corporation
Long-term Debt and Interest Commitments
December 29, 2007
(Dollars in thousands)

	Payments Due or Forecasted by Period
	Total		2008	2009	2010	2011	2012	Thereafter
Principal only
8.50% notes, due 2010	$200,000		$—	$—	$200,000	$—	$—	$—
5.95% notes, due 2017	250,000		—	—	—	—	—	250,000
6.00% notes, due 2033	292,556	(1)	—	—	—	—	—	292,556
6.45% notes, due 2037	350,000		—	—	—	—	—	350,000
Other notes	12,803		635	646	655	165	174	10,528

Subtotal	1,105,359		635	646	200,655	165	174	903,084

Capital leases	43,254		3,168	2,731	2,534	2,594	2,570	29,657

Total Principal	1,148,613	(2)	3,803	3,377	203,189	2,759	2,744	932,741

Interest only
8.50% notes, due 2010	46,750		17,000	17,000	12,750	—	—	—
5.95% notes, due 2017	146,271		14,875	14,875	14,875	14,875	14,875	71,896
6.00% notes, due 2033	464,250		18,000	18,000	18,000	18,000	18,000	374,250
Debt discount on 6.00% notes, due 2033	7,444	(1)	—	—	—	—	—	7,444
6.45% notes, due 2037	673,488		22,575	22,575	22,575	22,575	22,575	560,613
Other notes	13,647		753	725	697	687	678	10,107

Subtotal	1,351,851		73,203	73,175	68,897	56,137	56,128	1,024,311

Capital leases	16,242		2,149	1,988	1,843	1,707	1,575	6,980

Total Interest	1,368,092		75,352	75,162	70,741	57,844	57,702	1,031,291

Total Principal and Interest per commitments table	$2,516,705		$79,155	$78,540	$273,929	$60,603	$60,447	$1,964,031
	-

(1)	Principal amount of $292,556 is net of unamortized original issue discount of $7,444, which is presented separately in the Interest section.

(2)	Amounts per table of principal payments in Note L of Consolidated Financial Statements:

Notes and other:
Current portion	$635
Due beyond one year	1,104,724

Subtotal	1,105,359

Capital leases:
Current portion	3,168
Due beyond one year	40,086

Subtotal	43,254

Total long-term debt, including current portion	$1,148,613